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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    Form 6-K

                            Report of Foreign Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                      The Securities Exchange Act of 1934

                               December 15, 2000

                        Nymox Pharmaceutical Corporation

             9900 Cavendish Blvd., St. Laurent, QC, Canada, H4M 2V2

    (Indicate by check mark whether the registrant files or will file annual reports under cover Form 20F or Form 40F)

                      Form 20 F [ X ]     Form 40 F [  ]

  (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934)

                             Yes [  ]     No [ X ]

                                   SIGNATURES

    Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                NYMOX PHARMACEUTICAL CORPORATION



                                                   /s/     Paul Averback
                                                --------------------------------
                                                           Paul Averback


DATE: DECEMBER 15, 2000
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Amro International, S.A., a Panamanian company, has served Nymox Pharmaceutical
Corporation with a Statement of Claim filed with the Ontario Superior Court of Justice (Court File No. 00-CV-201587), claiming to be entitled to the issuance of 388,797 shares in accordance with repricing provisions contained in the March, 2000 agreement between Amro and Nymox and to damages for lost opportunity to sell these shares. Nymox and its outside counsel Foley and Lardner believe that Amro's interpretation of the repricing provisions in the March, 2000 agreement is incorrect and intends to defend the action vigorously and is studying its options.